UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2006

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388, Japan

( Address of principal executive offices )

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒            Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934.]

Yes ☐            No ☒

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2006

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

By	/s/ JUNICHIRO OTSUDA
Junichiro Otsuda
Chief Manager
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Revisions of Forecast of Consolidated Earnings for the Six Months Ended September 30, 2006

(Under Japanese GAAP)

Tokyo, October 31, 2006 — Mitsubishi UFJ Financial Group, Inc. (MUFG) today announced that it has revised its forecast of consolidated earnings for the six months ended September 30, 2006. These revisions were mainly due to, among other things, an increase in reversal of allowance for loan losses.

Forecasted consolidated earnings for the six months ended September 30, 2006 under Japanese GAAP

(in billions of Japanese yen, except percentages)

	As previously announced*	As revised	Increase
Ordinary income	2,570.0	2,770.0	200.0	7.7%
Ordinary profit	630.0	660.0	30.0	4.7%
Net income	340.0	520.0	180.0	52.9%

*	Announced on May 22, 2006

Forecasted consolidated earnings for the fiscal year ending March 31, 2007 under Japanese GAAP

The earnings forecasts for the fiscal year ending March 31, 2007 will be announced with the financial results for the six months ended September 30, 2006.

*            *            *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Financial Planning Division

Tel: 81-3-3240-2911

The foregoing forward-looking statements and other information relating to MUFG (such statements and information are hereafter referred to as the “Forward-Looking Statements”) are not historical facts and include, reflect or are otherwise based upon, among other things, MUFG’s current projections, views, policies, business strategies, targets, expectations, assumptions and evaluations with respect to general economic conditions, the result of operations, financial conditions, its management in general and other future events.

Some Forward-Looking Statements represent targets that MUFG’s management will strive to achieve through the successful implementation of MUFG’s business strategies. Accordingly, they are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performances. MUFG may not be successful in implementing its business strategy, and actual results may differ materially, for a wide range of possible reasons.

For information on the majaor factors that could cause these differences, please see MUFG’s latest annual report or other disclosures publicly available.

In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the Forward-Looking Statements. MUFG is under no obligation – and expressly disclaim any obligation – to update or alter the Forward-Looking Statements, except as may be required by any applicable laws and regulations or stock exchange rules.

Reference

Revised earnings forecast for the six months ended September 30, 2006 under Japanese GAAP

(in billions of Japanese yen)

	Mitsubishi UFJ Financial Group	Bank of Tokyo-Mitsubishi UFJ	Mitsubishi UFJ Trust and Banking
Consolidated ordinary profit:
As revised	660	535	137
As previously announced	630	490	90

Consolidated net income:
As revised	520	435	119
As previously announced	340	275	45

Non-Consolidated	(in billions of Japanese yen)
	Sum of the two banks	Bank of Tokyo-Mitsubishi UFJ	Mitsubishi UFJ Trust and Banking
Net business profits:
As revised	548	425	123
As previously announced	570	465	105

Ordinary profit:
As revised	482	355	127
As previously announced	480	395	85

Net income:
As revised	532	420	112
As previously announced	265	220	45

Notes: Net business profits represents the amount before deducting credit costs for trust accounts and provision for general allowance for loan losses.

[Factors affecting consolidated earnings forecast]

➢	The decrease in total credit related costs, which are expected to be much lower than previously estimated, and the gains on loans written-off primarily contributed to the increase in the forecast of consolidated ordinary profit and consolidated net income.

The decrease in total credit related costs was mainly attributable to upgrades in borrowers’ credit ratings resulting from improvements in their business performance.

These upward revisions were partially offset by the expected decline in net business profits of our subsidiary banks and the downward revisions in the net income projections of our group companies in the consumer finance businesses.

➢	The increase in consolidated net income is expected to be greater than that of ordinary profit, mainly due to the increase in reversal of allowance for loan losses and gains on loans written-off, which were accounted for as extraordinary gains.

[Factors affecting non-consolidated earnings forecast (sum of our subsidiary two banks)]

➢	The net business profit is expected to decrease from previously announced forecasts to ¥548 billion. This was caused by, among other things, a narrowing of the loan spread in lending to domestic corporate customers and a decrease in profits from our treasury operations due to changes in interest rate trends.

The total credit related cost of our two subsidiary banks is expected to be a gain of ¥150 billion.

➢	The increase in non-consolidated net income is expected to be greater than that of ordinary profit, mainly due to the increase in reversal of allowance for loan losses and gains on loans written-off, which were accounted for as extraordinary gains.